# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guerrilla RF, Inc., CIK 0001832487
CUSIP: 40162G203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, North Carolina (NC), 27455
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001891890
Persons authorized to receive notices and communications: Alvin M. Bodford, AMB Investments LLC, 1501 Highwoods Boulevard, Suite 302, Greensboro, North Carolina (NC), 27410, 336-900-2401

## Reporting persons
- Bodford Alvin M. (CIK 0001891890): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,060,677; sole dispositive power 0; shared dispositive power 2,060,677; aggregate amount beneficially owned 2,060,677 (18.7% of the class)
- AMB Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,060,677; sole dispositive power 0; shared dispositive power 2,060,677; aggregate amount beneficially owned 2,060,677 (18.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Guerrilla RF, Inc.
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, North Carolina (NC), 27455
Comment: This amended and restated Schedule 13D (this "Schedule 13D") relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the "Common Stock"). Guerrilla RF, Inc. (the "Issuer") is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) AMB Investments LLC, a North Carolina limited liability company ("AMB Investments"); and

(ii) Mr. Alvin M. Bodford, a United States citizen (together with AMB Investments, the "Reporting Persons").

AMB Investments is the holder of record of 1,945,791 shares of Common Stock and 114,886 Warrants (defined below). Mr. Bodford is the Manager of AMB Investments with sole voting and investment control over the securities. Accordingly, the Reporting Persons are deemed to beneficially own approximately 18.68% of the Issuer's outstanding shares of Common Stock based on 10,915,344 shares of Common Stock outstanding plus the 114,886 shares issuable upon exercise of the Reporting Persons' Warrants.
Residence or business address: The address of the business office of each of the Reporting Persons is 1501 Highwoods Boulevard, Suite 302, Greensboro, NC 27410.
Present principal occupation or employment: AMB Investments is engaged in the business of investing in real estate development, early stage companies and various other private and public companies and funds. The present principal occupation of Mr. Bodford is as Manager of AMB Investments.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.
Citizenship:
This Schedule 13D is filed by:

(i) AMB Investments LLC, a North Carolina limited liability company ("AMB Investments"); and

(ii) Mr. Alvin M. Bodford, a United States citizen (together with AMB Investments, the "Reporting Persons").

AMB Investments is the holder of record of 1,945,791 shares of Common Stock and 114,886 Warrants (defined below). Mr. Bodford is the Manager of AMB Investments with sole voting and investment control over the securities. Accordingly, the Reporting Persons are deemed to beneficially own approximately 18.68% of the Issuer's outstanding shares of Common Stock based on 10,915,344 shares of Common Stock outstanding plus the 114,886 shares issuable upon exercise of the Reporting Persons' Warrants.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 28, 2024, AMB Investments acquired 40,000 units in a private placement ("Private Placement"), with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $2.50 per share (a "Warrant"), i.e., 40,000 shares of Common Stock and 40,000 Warrants.

Also on March 28, 2024, Salem Investment Partners V, Limited Partnership ("Salem") received 1,321,723 shares of Common Stock and 261,723 Warrants from the Issuer as partial consideration for extending a multi-draw loan facility (the "Salem Loan") to Issuer and in exchange for $650,000 of outstanding deferred interest due under the Salem Loan (the "Salem Securities"). Along with three other investors, AMB Investments owned a participation interest in the Salem Loan. Therefore, as disclosed in the Form 4 filed by Mr. Bodford on April 1, 2024, AMB Investments had a pecuniary interest in a pro rata portion of the Salem Securities; however, at that time neither Reporting Person had voting or dispositive power over these securities and therefore they were not included in calculating the Reporting Persons' beneficial ownership.

On November 4, 2026, Salem distributed pro rata shares of the Salem Securities to the Salem Loan participants, based on their respective percentage participation interests in the Salem Loan. Based on its participation interest in the Salem Loan, AMB Investments received 574,886 shares of Common Stock and 74,886 Warrants from Salem.

Except as described above, the Reporting Persons have not acquired or disposed of any shares of Common Stock over which they have voting or dispositive power.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

As a result of the above-mentioned transactions, the Reporting Persons currently beneficially own 18.68% of the Issuer's outstanding shares of Common Stock, based on 10,915,344 shares of Common Stock outstanding plus the 114,886 shares issuable upon exercise of the Reporting Persons' Warrants.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by AMB Investments at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons may be deemed to beneficially own 2,060,677 shares of Common Stock (comprising 1,945,791 shares of Common Stock and 114,886 Warrants), which represents approximately 18.68% of the outstanding shares of Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 10,915,344 shares of Common Stock outstanding plus the 114,886 shares issuable upon exercise of the Reporting Persons' Warrants as of November 4, 2026.

Mr. Bodford (as the Manager of AMB Investments with sole voting and investment control over the securities) may be deemed to be the beneficial owner of the securities beneficially owned directly by AMB Investments.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons may be deemed to beneficially own 2,060,677 shares of Common Stock (comprising 1,945,791 shares of Common Stock and 114,886 Warrants), which represents approximately 18.68% of the outstanding shares of Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 10,915,344 shares of Common Stock outstanding plus the 114,886 shares issuable upon exercise of the Reporting Persons' Warrants as of November 4, 2026.

Mr. Bodford (as the Manager of AMB Investments with sole voting and investment control over the securities) may be deemed to be the beneficial owner of the securities beneficially owned directly by AMB Investments.
Transactions in the class effected during the past sixty days: Other than as described herein, none of the Reporting Persons has engaged in any transactions in shares of Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Persons, or the member of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Registration Rights Agreement

In connection with the Private Placement, AMB Investments entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 30 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of one year or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.4 to the Issuer's Form 8-K filed on April 1, 2024 and incorporated herein by reference

## Signatures
- Bodford Alvin M.: /s/ Alvin M. Bodford, Alvin M. Bodford (11/06/2026)
- AMB Investments LLC: /s/ Alvin M. Bodford, Alvin M. Bodford, Manager (11/06/2026)